

March 17, 2009

Mr. Warren Robb
Chief Financial Officer
Pioneer Exploration Inc.
750 West Pender Street, Suite 202
Vancouver, BC Canada V6C 2T7

> **Re: Pioneer Exploration Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed December 2, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2008,**
> **As Amended**
> **Filed March 5, 2009**
> **Response Letter Dated March 4, 2009**
> **File No. 333-135743**

Dear Mr. Robb:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Response Letter Dated March 4, 2009

1.   We note from your response to prior comment number two that your management is currently assessing the Company's internal control over financial reporting for the fiscal year ended August 31, 2008 and that management plans to complete its assessment within 30 calendar days. Prior to filing an amended Form 10-K/A, please reconsider management's assessment of disclosure controls and procedures. In this regard, the staff has concerns about whether it is appropriate to conclude that disclosure controls and procedures were effective despite failure to provide management's report on internal control over financial reporting. The definition of disclosure controls and procedures provided in Rule 13a-15(e) includes controls and procedures which ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as

discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please consider whether assessment of effectiveness of your disclosure controls and procedures is appropriate for your amended filing.

If you continue to believe your disclosure controls and procedures at August 31, 2008 were effective, please explain to us how you are able to support that conclusion given the definition of disclosure controls and procedures discussed above. Alternatively, please ensure your amended 10-K discloses management's conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

To the extent your management concludes that your disclosure controls and procedures were not effective, please expand your disclosure to identify the events, facts and circumstances surrounding your ineffectiveness as well as the procedures implemented, or intended to be implemented, subsequent to August 31, 2008, which are intended to remediate the causes of your disclosure controls and procedures ineffectiveness. Your disclosure should include remediation procedures that are specific and actionable, rather than general in nature.

Form 10-Q/A-1 For the Fiscal Quarter Ended November 30, 2008

Disclosure Controls and Procedures, page 15

2.   We have considered your modified disclosure under this heading concerning your conclusion that your disclosure controls and procedures "were effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Securities and Exchange Commission's rules and forms." We also note your disclosure under the heading 'Changes in Internal Controls Over Financial Reporting', that there have been no changes in your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect your internal control over financial reporting. In light of the material weaknesses identified at August 31, 2008, please tell us and disclose in reasonable detail the basis for your conclusions that the company's disclosure controls and procedures were nonetheless effective as of November 30, 2008. We may have further comment.

3.   If you continue to believe that your disclosure controls and procedures at November 30, 2008 were effective, please modify your officer's conclusion to

state whether your disclosure controls and procedures were effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief